BofA Securities, Inc.

One Bryant Park

New York, New York 10036

UBS Securities LLC

11 Madison Avenue

New York, New York 10010

January 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kristin Baldwin

Re:	Ambiq Micro, Inc.
Registration Statement on Form S-1 (File No. 333-292843)

Request for Acceleration of Effective Date
	Requested Date:	January 22, 2026
	Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Ambiq Micro, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-292843) so that it becomes effective as of 4:00 p.m., Eastern time on January 22, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

Very truly yours, BofA Securities, Inc. UBS Securities LLC As representatives of the several Underwriters listed in Schedule I of the Underwriting Agreement

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

By:	UBS Securities LLC

By:	/s/ Austin Gobbo
Name: Austin Gobbo
Title: Director

By:	/s/ James Rainey
Name: James Rainey
Title: Associate Director

cc:	Fumihide Esaka, Ambiq Micro, Inc.

Scott Hanson, Ph.D., Ambiq Micro, Inc.

Jeff Winzeler, Ambiq Micro, Inc.

Christina T. Roupas, Cooley LLP

Courtney M.W. Tygesson, Cooley LLP

Michael Platt, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

[Signature Page to Underwriters’ Acceleration Request]